

April 25, 2014

Via E-mail
Michael L. Seneski
Chief Financial Officer and Treasurer
Ford Motor Credit Company LLC
One American Way
Dearborn, MI 48126

    Re: **Ford Motor Credit Company LLC**
           Form 10-K for Fiscal Period Ended December 31, 2013
           Filed February 18, 2014
           Response dated April 4, 2014
           File No. 001-06368

Dear Mr. Seneski:

We have reviewed your filing and have the following comment. In of our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2013

Note 10. Income Taxes, page FC-32

1. Your response states that the information provided is indicative of information management considers in determining the extent to which non-US earnings will be returned to the US. Please provide us copies of all the documents that support your reinvestments of undistributed earnings to date and your specific plans for reinvesting your undistributed earnings in excess of $4B such that none of those earnings will be returned to the parent company as we requested in our March 19, 2014 letter. Please also tell us how the information in the other documents is considered in your analysis.

2. Please refer to your response to comment 1 of our March 19, 2014 letter and address the following:

- Please tell us the material assumptions and variables used to develop the information provided in the response and why those assumptions and variables are reasonable;

- Please tell us, specifically, how management uses the information provided in the response; and

- Please tell us, specifically, how the information provided in the response substantiates management's assertion that non-US earnings in excess of $4 billion will not be returned to the US and will, instead, be permanently reinvested in your foreign operations.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief